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Exhibit 99.1

PRESS RELEASE	Leitch Press Contact: Laura Whitaker Tel: +1(408) 782-1201 laura.whitaker@leitch.com
Leitch Investor Contact: David Toews Chief Financial Officer Tel: +1 416-445-9640 Investors@leitch.com www.leitch.com
1 March, 2004	FOR IMMEDIATE RELEASE

Leitch Announces Changes to its Board of Directors

        TORONTO — Leitch Technology Corporation (TSX:LTV) today announced that John MacDonald has resigned as a member of the Leitch Board of Directors. David Chaikof, Leitch's Chairman of the Board stated "John's full time commitment as President of Allstream does not enable John to continue to serve on our board any longer. I wish to thank John for his many contributions to Leitch both as our former CEO and board member". The Company also announced that Tim Thorsteinson, current CEO of Leitch, would replace Mr. MacDonald on the board.

About Leitch

Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support.

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Leitch Announces Changes to its Board of Directors